November 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:    Victor Cecco
John Nolan

Re: Ameris Bancorp
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 28, 2024
File No. 001-13901

Ladies and Gentlemen:
Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing with the Securities and Exchange Commission (the “Commission”) the Company’s response to the comment (the “Comment”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter to the undersigned dated October 31, 2024 (the “Comment Letter”). For the convenience of the Staff, the Company has restated in this letter the Comment contained in the Comment Letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 40

1.We note from your tabular disclosure on page 41, that the combination of two loan categories presented as construction and development, as well as commercial and farmland real estate loans represent a significant portion of your total loan portfolio as of December 31, 2023. We further note your disclosure on page F-17 that commercial real estate (“CRE”) loans may be larger in size and may involve a greater degree of risk than one-to-four family residential mortgage loans and that payments on such loans are often dependent on successful operation or management of the properties. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to address geographic and other concentrations to the extent material to an investor’s understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, as well as other factors to the extent material to an investor’s understanding of the risks inherent in your CRE loan portfolio.

We note the reference on page 7 to national and local economic pressures, the rising interest rate environment and other factors impacting banks. We also note the reference on page 48 to management and the ALCO Committee conducting evaluations “when economic or market concerns warrant such evaluation.” Please revise future filings to clarify the specific risk management policies, procedures or other actions undertaken by management in response to risks relating to the commercial real estate market in the current environment.

The Company acknowledges the Staff’s comment and, in response thereto, will enhance its future filings with the Commission by providing additional breakdowns of its CRE loan portfolio to address any material geographic or other concentrations relevant to an investor’s understanding of the portfolio. The Company will also include quantitative and qualitative details on current weighted average or range of loan-to-value ratios and occupancy rates, if available, where material to an investor’s understanding of the portfolio. Additionally, disclosures will be revised to outline specific risk management policies, procedures or other actions taken by management in response to current conditions. These updates will begin with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2024.

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Any additional comments or questions regarding this letter should be directed to the undersigned at telephone (404) 240-1514.

Sincerely,

/s/ Nicole S. Stokes

Nicole S. Stokes
Corporate EVP and Chief Financial Officer